

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 29, 2017

<u>Via E-mail</u>
John Graham
Chief Executive Officer
Integrity Applications, Inc.
19 Ha'Yahalomim St.
PO Box 12143
Ashdod L3 7760049, Israel

> **Re:** **Integrity Applications, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2017**
> **File No. 333-221384**

Dear Mr. Graham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mitchell L. Lampert, Esq.
Robinson & Cole LLP